                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X   Annual Report Pursuant to Section 15(d) of the
           ---  Securities Exchange Act of 1934 (Fee Required)

                                   or

           ---  Transition Report Pursuant to Section 15(d) of
                the Securities Exchange Act of 1934(no fee required)
                for the transition period from         to         .
                                              ---------  ----------

               For the fiscal year ended December 31, 1998

                      Commission file number 0-3021


                     ------------------------------


                     USF&G CAPITAL ACCUMULATION PLAN


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------


The USF&G Capital Accumulation Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                           Page
----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .          4-5

Statements of Changes in Net Assets
  Available for Plan Benefits . . . . . . . . . . .          6-7

Notes to Financial Statements . . . . . . . . . . .          8-13

Item 27a-Schedule of Assets Held for Investment Purposes     14

Item 27d-Schedule of Reportable Transactions . . . .         15

                      INDEPENDENT AUDITORS' REPORT
                     ------------------------------

     The Plan Administrative Committee and Plan Participants
     USF&G Capital Accumulation Plan:

     We have audited the accompanying statement of net assets available for plan benefits of the USF&G Capital Accumulation
     Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of, and for the year ended December 31, 1997, were audited by other auditors whose report thereon dated June 4, 1998, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the USF&G Capital Accumulation Plan as of December 31, 1998, and the changes in the net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, for the year ended December 31, 1998.

                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP

     Minneapolis, Minnesota
     June 18, 1999

                     USF&G CAPITAL ACCUMULATION PLAN

           Statement of Net Assets Available for Plan Benefits

                          At December 31, 1998

                                                            Life      Life
                                                   Life     Strategy  Strategy
                                Fixed            Strategy   Conser-   Moderate
                                Income   Stock    Income     vative    Growth
(In thousands)                   Fund     Fund     Fund       Fund      Fund
                                -------  -------  -------  ----------  -------

Assets:
  Investments at fair value:
    Mutual investment funds     $     -  $     -  $     -     $     -   $    -
    Group Annuity Contract       43,052*       -        -           -        -
    Short-term investments        1,121      272        -           -        -
    The St. Paul Companies,
     Inc. common stock                -   10,280        -           -        -
    Employee loans                    -        -        -           -        -
                                -------  -------  -------    --------  -------

        Total investments        43,173    10,552       -           -        -

    Open investment transactions      -         -   1,559       2,310    4,167
    Cash                              -         -       -           -        -
    Accrued investment income         4        74       -           -        -
                                -------   -------  -------   --------  -------
        Total assets             44,177    10,626    1,559      2,310    4,167
                                -------   -------  -------   --------  -------

Liabilities:
        Total liabilities             -         -        -          -        -
                                -------   -------  -------   --------  -------
Net assets available for plan
benefits                        $44,177   $10,626   $1,559     $2,310   $4,167
                                =======   =======  =======   ========  =======


                                          Inter-
                                 Life    mediate
                               Strategy    Term
                                Growth   Treasury  Wellington   Windsor II
(In thousands)                   Fund      Fund       Fund         Fund
                                -------  --------  ----------   ----------

Assets:
  Investments at fair value:
    Mutual investment funds      $    -   $     -     $     -      $     -
    Group Annuity Contract            -         -           -            -
    Short-term investments            -         -           -            -
    The St. Paul Companies,
     Inc. common stock                -         -           -            -
    Employee loans                    -         -           -            -
                                -------  --------    --------     --------

        Total investments             -         -           -            -

    Open investment transactions  6,568    10,356      44,987       24,268
    Cash                              -         -           -            -
    Accrued investment income         -        48           -            -
                                -------  --------    --------     --------
        Total assets              6,568    10,404      44,987       24,268
                                -------  --------    --------     --------

Liabilities:
        Total liabilities             -         -           -            -
                                -------  --------    --------     --------
Net assets available for plan
 benefits                        $6,568   $10,404     $44,987      $24,268
                                =======  ========    ========     ========




                               PrimeCap  Explorer  International   Employee
(In thousands)                    Fund      Fund       Fund          Loans
                                -------   -------  -------------  ----------

Assets:
  Investments at fair value:
    Mutual investment funds     $     -   $     -      $     -      $     -
    Group Annuity Contract            -         -            -            -
    Short-term investments            -         -            -            -
    The St. Paul Companies,
     Inc. common stock                -         -            -            -
    Employee loans                    -         -            -        6,894
                                -------   -------   ----------    ---------

        Total investments             -         -            -        6,984

    Open investment
     transactions                65,020     4,200        4,350            -
    Cash                              -         -            -            -
    Accrued investment income         -         -            -            -
                                -------   -------   ----------    ---------
        Total assets             65,020     4,200        4,350        6,984
                                -------   -------   ----------    ---------

Liabilities:
        Total liabilities             -         -            -            -
                                -------   -------   ----------    ---------
Net assets available for plan
 benefits                       $65,020    $4,200       $4,350       $6,984
                                =======   =======   ==========    =========





(In thousands)                        Total
                                    -------

Assets:
  Investments at fair value:
    Mutual investment funds        $      -
    Group Annuity Contract           43,052
    Short-term investments            1,393
    The St. Paul Companies,
     Inc. common stock               10,280
    Employee loans                    6,894
                                    -------

        Total investments            61,619

    Open investment
      transactions                  167,785
    Cash                                  -
    Accrued investment income           126
                                    -------
        Total assets                229,530
                                    -------

Liabilities:
        Total liabilities                 -
                                    -------
Net assets available for plan
benefits                           $229,530
                                    =======

*Investment represents 5 percent or more of the Plan's net assets available for plan benefits.

See accompanying notes to financial statements.

                     USF&G CAPITAL ACCUMULATION PLAN

           Statement of Net Assets Available for Plan Benefits

                          At December 31, 1997

                                                            Life       Life
                                                  Life    Strategy   Strategy
                                 Fixed          Strategy   Conser-   Moderate
                                Income   Stock   Income    vative     Growth
(In thousands)                   Fund     Fund    Fund      Fund       Fund
                                -------  ------- -------  ----------  -------

Assets:
  Investments at fair value:
    Mutual investment funds     $     -  $     -     $475     $1,738   $3,111
    Group Annuity Contract       45,424        -        -          -        -
    Short-term investments          571        1        -          -        -
    The St. Paul Companies,
     Inc. common stock                -   14,845        -          -        -
    Employee loans                    -        -        -          -        -
                                -------  -------  -------   --------  -------

        Total investments        45,995   14,846      475      1,738    3,111

    Cash                              -        -        -          -        -
    Accrued investment income         4        1        -          -        -
                                -------  -------  -------   --------  -------
        Total assets             45,999   14,847      475      1,738    3,111
                                -------  -------  -------   --------  -------

Liabilities:
        Total liabilities             -        -        -          -        -
                                -------  -------  -------   --------  -------
Net assets available for plan
  benefits                      $45,999  $14,847     $475     $1,738   $3,111
                                =======  =======  =======   ========  =======

                                            Inter-
                                  Life      mediate
                                Strategy     Term
                                 Growth    Treasury   Wellington  Windsor II
(In thousands)                    Fund       Fund        Fund       Fund
                                 -------  ----------   ---------  ----------

Assets:
  Investments at fair value:
    Mutual investment funds       $4,333      $7,719     $45,199    $19,045
    Group Annuity Contract             -           -           -          -
    Short-term investments             -           -           -          -
    The St. Paul Companies,
     Inc. common stock                 -           -           -          -
    Employee loans                     -           -           -          -
                                 -------   ---------    --------  ---------

        Total investments          4,333       7,719      45,199     19,045

    Cash                               -           -           -          -
    Accrued investment income          -           -           -          -
                                 -------   ---------    --------  ---------
        Total assets               4,333       7,719      45,199     19,045
                                 -------   ---------    --------  ---------

Liabilities:
        Total liabilities              -           -           -          -
                                 -------   ---------    --------  ---------
Net assets available for plan
  benefits                        $4,333      $7,719     $45,199    $19,045
                                 =======   =========    ========  =========




                                PrimeCap  Explorer  International   Employee
(In thousands)                    Fund      Fund         Fund         Loans
                                -------   -------    ------------  ----------

Assets:
  Investments at fair value:
    Mutual investment funds     $57,451    $3,701         $3,948     $     -
    Group Annuity Contract            -         -              -           -
    Short-term investments            -         -              -           -
    The St. Paul Companies,
     Inc. common stock                -         -              -           -
    Employee loans                    -         -              -       8,276
                                -------   -------      ---------   ---------

        Total investments        57,451     3,701          3,948       8,276

    Cash                              -         -              -           -
    Accrued investment income         -         -              -           -
                                -------   -------      ---------   ---------
        Total assets             57,451     3,701          3,948       8,276
                                -------   -------      ---------   ---------

Liabilities:
        Total liabilities             -         -              -           -
                                -------   -------      ---------   ---------
Net assets available for plan
  benefits                      $57,451    $3,701         $3,948      $8,276
                                =======   =======      =========   =========





(In thousands)                          Total
                                      --------

Assets:
  Investments at fair value:
    Mutual investment funds           $146,720
    Group Annuity Contract              45,424
    Short-term investments                 572
    The St. Paul Companies,
     Inc. common stock                  14,845
    Employee loans                       8,276
                                      --------

        Total investments              215,837

    Cash                                     -
    Accrued investment income                5
                                      --------
        Total assets                   215,842
                                      --------

Liabilities:
        Total liabilities                    -
                                      --------
Net assets available for plan
  benefits                            $215,842
                                      ========


See accompanying notes to financial statements.

                     USF&G CAPITAL ACCUMULATION PLAN

       Statement of Changes Net Assets Available for Plan Benefits

                  For the Year Ended December 31, 1998

                                                              Life     Life
                                                   Life     Strategy  Strategy
                                Fixed             Strategy  Conser-  Moderate
                               Income     Stock    Income    vative    Growth
(In thousands)                  Fund      Fund     Fund       Fund      Fund
                                -------  -------  -------  ----------  -------
Additions:
  Contributions:
    Employees                    $2,111   $1,067      $96       $175      $607
    Employer                        681      288       25         44       133
                                -------  -------  -------    -------   -------
      Total contributions         2,792    1,355      121        219       740

Net appreciation
(depreciation) in
  fair value of investments           -   (1,122)      75        216        517
Dividend and interest income        170      386       58         93        132
Interest income on annuity
  contract                        2,127        -        -          -          -
                                -------  -------  -------    -------    -------
  Total additions                 5,089      619      254        528      1,389

Deductions:
  Withdrawals by participants     7,914    1,876      136        288        510
                                -------  -------  -------    -------    -------
Net increase (decrease) before
  interfund transfers            (2,825)  (1,257)     118        240        879

Interfund transfers               1,003   (2,964)     966        332        177
                                -------  -------  -------    -------    -------
  Net increase (decrease)        (1,822)  (4,221)   1,084        572      1,056
Net assets available for plan
benefits:
  Beginning of year              45,999   14,847      475      1,738      3,111
                                -------  -------  -------    -------    -------
  End of year                   $44,177  $10,626   $1,559     $2,310     $4,167
                                =======  =======  =======    =======    =======

                                           Inter-
                                  Life     mediate
                                Strategy    Term
                                 Growth   Treasury   Wellington   Windsor II
(In thousands)                    Fund      Fund        Fund         Fund
                                -------  ----------  ----------   ----------

Additions:
  Contributions:
    Employees                    $1,088        $548      $2,625       $2,154
    Employer                        218         142         735          502
                                -------    --------    --------     --------
     Total contributions          1,306         690       3,360        2,656

Net appreciation
(depreciation) in
  fair value of investments         901         369       3,577        2,544
Dividend and interest income        155         528       1,736          529
Interest income on annuity
  contract                            -           -           -            -
                                -------    --------    --------     --------

  Total additions                 2,362       1,587       8,673        5,729

Deductions:
  Withdrawals by participants       566       1,935       6,311        2,817
                                -------    --------    --------     --------
Net increase (decrease) before
  interfund transfers             1,796        (348)      2,362        2,912

Interfund transfers                 439       3,033      (2,574)       2,311
                                -------    --------    --------     --------
  Net increase (decrease)         2,235       2,685        (212)       5,223

Net assets available for plan
benefits:
  Beginning of year               4,333       7,719      45,199       19,045
                                -------    --------    --------     --------
  End of year                    $6,568     $10,404     $44,987      $24,268
                                =======    ========    ========     ========




                                PrimeCap  Explorer  International   Employee
(In thousands)                    Fund      Fund        Fund         Loans
                                -------   -------   ------------    --------

Additions:
  Contributions:
    Employees                    $3,984      $581         $524      $     -
    Employer                      1,053       128          118            -
                                -------   -------      -------     --------
      Total contributions         5,037       709          642            -

Net appreciation
(depreciation) in
  fair value of investments      12,892       126          539            -
Dividend and interest income        575        26           62            -
Interest income on annuity
  contract                            -         -            -            -
                                -------   -------      -------      -------
     Total additions             18,504       861        1,243            -

Deductions:
 Withdrawals by participants      8,753       594          624          826
                                -------   -------      -------      -------
Net increase (decrease) before
   interfund transfers            9,751       267          619         (826)

  Interfund transfers            (2,182)      232         (217)        (556)
                                -------   -------      -------      -------
  Net increase (decrease)         7,569       499          402       (1,382)

Net assets available for plan
benefits:
  Beginning of year              57,451     3,701        3,948        8,276
                                -------   -------      -------      -------
  End of year                   $65,020    $4,200       $4,350       $6,984
                                =======   =======      =======      =======





(In thousands)                         Total
                                      -------

Additions:
  Contributions:
   Employees                          $15,560
   Employer                             4,067
                                      -------
      Total contributions              19,627

Net appreciation
(depreciation) in
  fair value of investments            20,634
Dividend and interest income            4,450
Interest income on annuity
  contract                              2,127
                                      -------
  Total additions                      46,838

Deductions:
  Withdrawals by participants          33,150
                                      -------
Net increase (decrease) before
  interfund transfers                  13,688

Interfund transfers                         -
                                      -------
  Net increase (decrease)              13,688

Net assets available for plan
benefits:
  Beginning of year                   215,842
                                      -------
  End of year                        $229,530
                                      =======


See accompanying notes to financial statements.

                     USF&G CAPITAL ACCUMULATION PLAN

       Statement of Changes Net Assets Available for Plan Benefits

                  For the Year Ended December 31, 1997

                                                              Life       Life
                                                    Life     Strategy   Strategy
                                 Fixed            Strategy   Conser-   Moderate
                                Income     Stock   Income    vative     Growth
(In thousands)                   Fund      Fund     Fund      Fund       Fund
                               -------   -------  -------  ----------  -------
Additions:
  Contributions:
    Employees                   $3,057    $1,499      $63        $459     $576
    Employer                       980       425       20          42      126
                               -------   -------  -------     -------  -------
      Total contributions        4,037     1,924       83         501      702

Net appreciation
(depreciation) in
  fair value of investments          -       906       30          97      385
Dividend and interest income       210       234       24          53      104
Interest income on annuity
  contract                       2,361         -        -           -        -
                               -------   -------  -------     -------  -------
  Total additions                6,608     3,064      137         651    1,191

Deductions:
  Withdrawals by participants    6,403     1,150       38          38      276
                               -------   -------  -------     -------  -------
Net increase (decrease) before
  interfund transfers              205     1,914       99         613      915

Interfund transfers             (6,140)     (679)     114         533       32
                               -------   -------  -------     -------  -------
  Net increase (decrease)       (5,935)    1,235      213       1,146      947
Net assets available for plan
benefits:
  Beginning of year              51,934   13,612      262         592    2,164
                                -------  -------  -------     -------  -------
  End of year                   $45,999  $14,847     $475      $1,738   $3,111
                                =======  =======  =======     =======  =======


                                           Inter-
                                  Life     mediate
                                Strategy    Term
                                 Growth   Treasury   Wellington   Windsor II
(In thousands)                    Fund      Fund        Fund        Fund
                                -------  ----------  ---------   -----------

Additions:
  Contributions:
    Employees                    $1,081        $805     $3,003      $2,105
    Employer                        216         218        915         490
                                -------     -------    -------     -------
     Total contributions          1,297       1,023      3,918       2,595

Net appreciation
(depreciation) in
  fair value of investments         552         177      6,900       3,580
Dividend and interest income        104         496      1,688         424
Interest income on annuity
  contract                            -           -          -           -
                                -------     -------    -------     -------

  Total additions                 1,953       1,696     12,506       6,599

Deductions:
 Withdrawals by participants        403         704      3,447         859
                                -------     -------    -------     -------
Net increase (decrease) before
   interfund transfers            1,550         992      9,059       5,740

Interfund transfers                 189      (1,124)    (1,244)      3,818
                                -------     -------    -------     -------
  Net increase (decrease)         1,739        (132)     7,815       9,558

Net assets available for plan
benefits:
  Beginning of year               2,594       7,851     37,384       9,487
                                -------     -------    -------     -------
  End of year                    $4,333      $7,719    $45,199     $19,045
                                =======     =======    =======     =======




                                PrimeCap  Explorer International   Employee
(In thousands)                    Fund      Fund       Fund         Loans
                                -------   --------  ------------  ----------

Additions:
  Contributions:
    Employees                    $4,413       $695       $821          $  -
    Employer                      1,213        169        182             -
                                -------    -------    -------       -------
      Total contributions         5,626        864      1,003             -

Net appreciation
(depreciation) in
  fair value of investments      14,128        356         (2)            -
Dividend and interest income        397         26         64             -
Interest income on annuity
  contract                            -         -           -             -
                                -------    -------    -------       -------
   Total additions               20,151      1,246      1,065             -

Deductions:
  Withdrawals by participants     3,950        206        259           788
                                -------    -------    -------       -------
Net increase (decrease) before
  interfund transfers            16,201      1,040        806          (788)

 Interfund transfers              3,140       (243)       552         1,052
                                -------    -------    -------       -------
   Net increase (decrease)       19,341        797      1,358           264

Net assets available for plan
benefits:
  Beginning of year              38,110      2,904      2,590         8,012
                                -------    -------    -------       -------
  End of year                   $57,451     $3,701     $3,948        $8,276
                                =======    =======    =======       =======





(In thousands)                        Total
                                     -------

Additions:
  Contributions:
    Employees                        $18,577
    Employer                           4,996
                                     -------
      Total contributions             23,573

Net appreciation
(depreciation) in
  fair value of investments           27,109
Dividend and interest income           3,824
Interest income on annuity
  contract                             2,361
                                     -------
  Total additions                     56,867

Deductions:
  Withdrawals by participants         18,521
                                     -------
Net increase (decrease) before
  interfund transfers                 38,346

Interfund transfers                        -
                                     -------
  Net increase (decrease)             38,346

Net assets available for plan
benefits:
  Beginning of year                  177,496
                                     -------
  End of year                       $215,842
                                     =======


See accompanying notes to financial statements.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 1  Significant Accounting Policies

   The accompanying financial statements are presented on the accrual basis of accounting and include all funds of the USF&G Capital Accumulation Plan (Plan).

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

   Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

   Merger
   ------

   On April 24, 1998, a merger between The St. Paul Companies, Inc. (The St. Paul) and USF&G Corporation (USF&G) was consummated. This business combination has been accounted for as a pooling of interests; accordingly, reference in these notes to "the Company" encompasses the combined company. The combined company operates under The St. Paul name and is based in St. Paul, Minnesota. As a result of this merger, the Plan received 346,446 shares of The St. Paul's common stock (as adjusted for the May 6, 1998 two-for-one stock split) in exchange for the common stock of USF&G held by the Plan.

   Investment Valuation and Income Recognition
   -------------------------------------------

   The investment in common stock of the Company and in shares of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in the market value of these investments are presented in total in the statements of changes in net assets available for plan benefits. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

   Short-term investments are carried at cost which approximates market value.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 1  Significant Accounting Policies (continued)

   Investment Contract
   -------------------

   The group annuity contract represents the accumulation of contributions and investment income earned, net of any deductions, with the Fidelity and Guaranty Life Insurance Company (F&G Life), a wholly-owned subsidiary of the Company, since the inception of the employer's contract.

   The group annuity contract is a fully benefit-responsive investment contract under which participants receive the contract value if they initiate transactions under the terms of the ongoing plan. A minimum credited interest rate of 4% is guaranteed and reset annually based on projections of the investment returns for the forthcoming year. The credited interest rate and average yield, which are the same, were 5.0% during the years ended December 31, 1998 and 1997. This investment is carried at contract value which was $43,051,949 and $45,424,336 at December 31, 1998 and 1997, respectively. Contract value approximates fair value.

   Administrative Expenses
   -----------------------

   Administrative expenses of the Plan are paid by the Company and are not reflected in the accompanying financial statements.


NOTE 2  Summary Description of the Plan

   General Provisions
   ------------------

   The Plan is a defined contribution plan available to employees who work 20 hours or more each week for the Company, its subsidiaries, and certain affiliates. There is no age or length of service eligibility requirement. Voluntary employee contributions are made through payroll withholdings ranging from 1% to 17% (in whole percent increments) of the participant's compensation, as defined by the Plan. Employees who earn in excess of $80,000 for 1998 and 1997 are limited to contributions up to 10% of their base compensation. The first 6% of the participant's base compensation, as defined by the Plan, is matched by a contribution of the Company on the basis of $.50 for each $1.00 contributed by an employee.

   The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits book for more complete information.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 2  Summary Description of the Plan  (continued)

   Vesting
   -------

   The participants' contributions are fully vested at all times. The Company's matching contributions become vested on the last working day of the calendar year following the Plan year in which the contributions were made, provided that the participant is an active employee on that day, or upon the event of the participants' retirement, total disability or death. This vesting is maintained until the participant has completed five years of continuous service. Thereafter, Company contributions become 100% vested on the fifth anniversary of the participant's date of hire.

   Investment Funds
   ----------------

   The Plan provides participants with twelve investment options as described below:

     i.     Fixed Income Fund (F&G Life Group Fixed Annuity
            Contract) - A fund set up under contract with F&G Life that guarantees principal and interest at a rate that is determined each year.

    ii. Stock Fund - Designed to invest in common stock of the Company.

   iii. Life Strategy Income Fund (Vanguard) - Provides a mix of stocks (20%), bonds (60%), and cash reserves (20%) with an objective of providing current income at low to moderate level of risk of short-term losses. On Dec. 31, 1998 the investment in Vanguard Life Strategy Income Fund was sold and reinvested in the Fidelity U.S. Bond Index Fund on Jan. 4, 1999.

    iv. Life Strategy Conservative Fund (Vanguard) - Provides a mix of stocks (40%), bonds (40%), and cash reserves (20%) with an objective of providing current income and low to moderate capital growth at a moderate level of risk of short-term losses. On Dec. 31, 1998 the investment in Vanguard Life Strategy Conservative Fund was sold and reinvested in the Fidelity Puritan Fund on Jan. 4, 1999.

     v. Life Strategy Moderate Growth Fund (Vanguard) - Provides a mix of stocks (60%) and bonds (40%) with an objective of providing moderate capital growth at a moderate level of risk of short-term losses. On Dec. 31, 1998 the investment in Vanguard Life Strategy Moderate Growth Fund was sold and reinvested in the Fidelity Puritan Fund on Jan. 4, 1999.

    vi. Life Strategy Growth Fund (Vanguard) - Provides a mix of stocks (80%) and bonds (20%) with an objective of providing long-term capital growth at a moderate level of risk of short-term losses. On Dec. 31, 1998 the investment in Vanguard Life Strategy Growth Fund was sold and reinvested in the Fidelity Blue Chip Growth Fund on Jan. 4, 1999.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 2  Summary Description of the Plan  (continued)

   Investment Funds (continued)
   ----------------------------

   vii. Intermediate-Term Treasury Fund (Vanguard) - A fixed-income fund that seeks to provide a high level of current income by investing in medium-term (five to ten years) U.S. Treasury obligations. On Dec. 31, 1998 the investment in Vanguard Intermediate-Term Treasury Fund was sold and reinvested in the Fidelity U.S. Bond Index Fund on Jan. 4, 1999.

  viii. Wellington Fund (Vanguard) - A balanced fund that seeks conservation of principal, long-term growth of capital and reasonable current income by investing 60% to 70% of assets in common stocks and 30% to 40% in high quality corporate bonds and U.S. Government securities. On Dec. 31, 1998 the investment in Vanguard Wellington Fund was sold and reinvested in the Fidelity Puritan Fund on Jan. 4, 1999.

    ix. Windsor II Fund (Vanguard) - A growth and income fund that uses a "value oriented" strategy to seek long-term capital appreciation and dividend income by investing in common stocks. On Dec. 31, 1998 the investment in Vanguard Windsor II Fund was sold and reinvested in the Fidelity Equity Income Fund on Jan. 4, 1999.

     x. PRIMECAP Fund (Vanguard) - A growth fund which seeks long-term growth of capital by investing principally in a portfolio of common stocks. On Dec. 31, 1998 the investment in Vanguard PRIMECAP Fund was sold and reinvested in the Fidelity Blue Chip Growth Fund on Jan. 4, 1999.

    xi. Explorer Fund (Vanguard) - An aggressive growth fund that seeks long-term growth of capital by investing primarily in common stocks of small, emerging companies. On Dec. 31, 1998 the investment in Vanguard Explorer Fund was sold and reinvested in the Franklin Small Cap Growth Fund on Jan. 4, 1999.

   xii. International Fund (Vanguard) - An international fund which seeks long-term growth of capital by investing in non-U.S. equity securities of established companies. On Dec. 31, 1998 the investment in Vanguard International Fund was sold and reinvested in the Fidelity Diversified International Fund on Jan. 4, 1999.

   The Trustee utilizes a short-term investing fund as a holding account for subsequent cash disbursements. Money is transferred from the various other funds to this account to pay for employee withdrawals. The short-term investing fund is not an investment option for the participants.

   Participants may elect to invest 100% of their contributions in any one of the twelve investment options or divide their contributions in multiples of 1% between two or more funds. Participants have the opportunity to change their investment fund selection daily.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 2  Summary Description of the Plan  (continued)

   Rollover Contribution
   ---------------------

   Newly hired employees who participated in a former employer's qualified savings, stock bonus, profit sharing, or company-sponsored IRA plan may be able to roll over their cash distribution into the Plan.

   Withdrawals, Terminations, and Forfeitures
   ------------------------------------------

   Terminated, retired, totally disabled participants, and the beneficiary of deceased participants are eligible to receive distributions of their contribution account and the Company's matching contribution account in a lump sum or in installments over a period not to exceed five years.

   A participant who terminates employment and whose vested account balance is less than $5,000 will receive the vested portion of their account in a single lump-sum distribution. The nonvested portion of the terminated participant's matching contribution account is forfeited and used to reduce future matching contributions by the Company. Employer contributions were reduced by $876,791 and $565,046 from forfeited nonvested accounts for the years 1998 and 1997, respectively.

   An active participant-employee may receive a distribution for a portion of their vested account balance by taking a loan, by qualifying under the financial hardship provisions of the Plan, by withdrawing vested Company contributions and investment earnings, or after attaining the age of 59-1/2 years.

   Distributions are based on a participant's share of the market value of the assets in the applicable funds at the time a distribution is requested.

   Loans
   -----

   A participant may apply for one loan per calendar year and may have no more than two loans outstanding at any time. All loans are subject to approval of the Plan's Loan Committee. Loans are repaid through payroll deduction and must be repaid within five years unless they are used to purchase a principal residence, in which case they may be repaid within ten years. Interest on loans is based on the five-year U.S. Treasury rate plus 1% and rounded to the nearest 0.25%.

                     USF&G CAPITAL ACCUMULATION PLAN

                      Notes to Financial Statements

                       December 31, 1998 and 1997

NOTE 2  Summary Description of the Plan  (continued)

   Plan Income Tax Status
   ----------------------

   The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue
   Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under Section 401(a) of the Internal Revenue Code.

   Company match contributions invested in the Plan and pretax contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan.

   Plan loans to participants are generally not considered taxable.

   Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the plan.

NOTE 3  Party-in-Interest Transactions

   Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applies. Wells Fargo is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. Wells Fargo is investing Plan assets in their short-term investment fund. The Plan engages in transactions involving the acquisition or dispo-sition of common stock of The St. Paul, a party-in-interest with respect to the plan. The plan also engages in transactions involving F&G Life Group Fixed Annuity Contract. F&G Life, a subsidiary of the Company, is a party-in-interest with respect to the plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code.

NOTE 4  Subsequent Event

   As of the close of business on Dec. 31, 1998 the Plan was merged with The St. Paul Companies, Inc. Savings Plus Plan (Savings Plus). On Dec. 31, 1998 Vanguard fund investments were sold. On Jan. 4, 1999 these sales proceeds were reinvested in similar mutual funds offered by Savings Plus. Investments in the Fixed Income Fund and Stock Fund were delivered to Fidelity Management and Trust Company who serves as trustee for Savings Plus.

                                                                SCHEDULE 1

                     USF&G CAPITAL ACCUMULATION PLAN

       Item 27a - Schedule of Assets Held for Investment Purposes
                            December 31, 1998


                                                                     Current
 Identity of Issue         Description of Investment     Cost         Value
------------------------   -------------------------  ----------    --------
*The St. Paul Companies,   Common stock, no par value,
  Inc.                      295,284 shares           $ 7,625,620  $10,279,574

*Fidelity & Guaranty Life
  Insurance Company        Group Annuity Contract, 5%
                            adjusted annually, no
                            maturity date             43,051,949   43,051,949

*Wells Fargo, Short Term
  Income Fund              due on demand               1,393,306    1,393,306

Participant Loans          5 year treasury rate plus
                            1%, rounded to
                            nearest 1/4%               6,894,461    6,894,461

                                                     -----------   ----------
       Total Investments                             $58,965,336  $61,619,290
                                                     ===========   ==========


     *   Party-in-interest

     ** For ERISA reporting purposes current value is equal to market value, except for the group annuity contract, which is equal to contributions made plus accrued interest at the contract rate less withdrawals for benefits paid and participant loans, which are equal to unpaid principal.


     See accompanying independent auditors' report.

                                                               SCHEDULE 2

                     USF&G CAPITAL ACCUMULATION PLAN

            Item 27d - Schedule of Reportable Transactions **
                            December 31, 1998

                                                Total      Total
    Identity of Party     Total      Total      Dollar     Dollar
   Involved/Descrip-    Number of  Number of   Value of   Value of
     tion of Asset      Purchases    Sales    Purchases    Sales     Net Gain
   -------------------  ---------  ---------  ---------  ----------  ----------
  Vanguard
  Intermediate
  Treasury Fund/
  Mutual Fund Shares:      107        137    $5,565,283 $13,705,547   $513,166


  Vanguard Wellington
  Fund/ Mutual
  Mutual Fund Shares:       80        168     9,843,991  55,250,650  7,839,637

  Vanguard PrimeCap
  Fund/ Mutaul
  Fund Shares:              82        163     9,526,140  78,173,577 27,704,398

  Vanguard Windsor II
  Fund/ Mutual
  Fund Shares:             127        119    10,129,822  29,731,834  3,259,709

 *Wells Fargo Short
  Term Income Fund:        407        345    56,114,361  55,293,923          -

 *F&G Life, Group
  Annuity Contract/
  5% Yield:                 14         10     4,277,613   6,650,000          -

  Vanguard Life
  Strategy
  Growth Fund/
  Mutual Fund Shares:      120        107     2,873,204   8,017,169  1,349,500




      * Party-in-interest

      ** No expense incurred with transactions.

     See accompanying independent auditors' report.

                             SIGNATURE
                            ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 28, 1999               USF&G CAPITAL ACCUMULATION PLAN
                            (The Plan)



                                       By /s/ John P. Clifford Jr.
                                          ------------------------
                                        John P. Clifford Jr.
                                        Vice President Performance
                                        and Reward Systems, Member
                                        of the Administrative
                                        Committee for the USF&G
                                        Capital Accumulation Plan

                           EXHIBIT INDEX
                           -------------

 Exhibit
 Number                          Description
 -------                         -----------
  23.1                   Consent of Independent Auditors

  23.2                   Consent of Independent Auditors